No Act P.E. 2/12/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008588

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 2-12-16

Michael McGawn
Chipotle Mexican Grill, Inc.
mmcgawn@chipotle.com

Re: Chipotle Mexican Grill, Inc.

Dear Mr. McGawn:

This is in regard to your letter dated February 12, 2016 concerning the shareholder proposal submitted by As You Sow on behalf of Jennifer McDowell for inclusion in Chipotle's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Chipotle therefore withdraws its December 30, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

cc: Conrad Mackerron
As You Sow
mack@asyousow.org



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

February 12, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc. - Withdrawal of No-Action Request Letter
Shareholder Proposal of Jennifer McDowell

Ladies and Gentlemen:

By letter dated December 30, 2015, Chipotle Mexican Grill, Inc. (the "Company"), submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request Letter") relating to the Company's intention to exclude from the proxy materials for its 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from Jennifer McDowell (the "Proponent").

Enclosed as Exhibit A is a copy of a correspondence between the Company and As You Sow, the authorized representative of the Proponent, dated February 11, 2015, agreeing to the withdrawal of the Shareholder Proposal. In reliance on the agreement reached with the Proponent, the Company respectfully advises the Staff that it hereby withdraws the No-Action Request Letter.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,

CHIPOTLE MEXICAN GRILL, INC.



Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Conrad MacKerron, As You Sow (via e-mail to mack@asyousow.org)

Exhibit A

Feb. 11, 2016

Mike McGawn
Corporate Counsel
Chipotle Mexican Grill
1401 Wynkoop Street, Suite 500
Denver, CO 80202

Dear Mike:

As You Sow appreciates the information received from Chipotle regarding its store recycling policies. We were pleased to learn more about your goal to reduce waste by diverting 50% of waste to landfill by 2020, and for increasing recycling and composting in Chipotle locations. Following As You Sow's submission of the enclosed shareholder proposal on behalf of Jennifer McDowell for inclusion in the 2016 proxy statement, the company has provided sufficient information to satisfy the request for a report regarding its on-site recycling policies.

As You Sow agrees to withdraw the resolution in consideration of the information provided to us by the company about its recycling, composting, and waste reduction policies. We agree to work with the company to obtain advance approval if we seek to make public the additional information provided to us.

The company agrees to consider future requests for information from As You Sow on its waste diversion policies, subject to considerations of confidentiality and marketing concerns, among others. Chipotle commits to withdraw the Company's no action request submitted to the SEC in response to As You Sow's shareholder proposal.

This agreement will become effective on the date the last party below executes this agreement. As You Sow confirms that it is authorized to act on behalf of each of the stockholder proponent cited above.

As You Sow:



Conrad MacKerron
Senior Vice President

Chipotle:



Mike McGawn
Corporate Counsel



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

December 30, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of Jennifer McDowell

Ladies and Gentlemen:

This letter is to inform you that Chipotle Mexican Grill, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, its "2016 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from Jennifer McDowell (the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the date the Company plans to file its definitive 2016 Proxy Materials with the Commission, and have concurrently sent copies of this correspondence to the Proponents. Also included herewith as Exhibit A are copies of the Shareholder Proposal, along with the introductory letters from the Proponent and her designated representative.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent of a shareholder proposal pursuant to Rule 14a-8 is required to send the subject company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") in connection with such proposal. Accordingly, we are taking this opportunity to inform the Proponent that if she or her representatives elect to submit additional correspondence with respect to the Shareholder Proposal to the Commission or the Staff, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: Shareowners of Chipotle request the board of directors to prepare a report on the feasibility of developing a comprehensive recycling policy for on-site food and beverage packaging by the end of 2016. The report, to be prepared at a reasonable cost, may omit confidential information.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the policy on which the Shareholder Proposal seeks a report, and therefore the Shareholder Proposal is moot.

DISCUSSION

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598. The Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of the [Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at §II.E.6 (Aug. 16, 1983) (the "1983 Release"). Therefore, the Commission adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) (the "1998 Release"). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot.

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 27, 2014); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 7, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002). At the same time, a company need not implement a proposal in exactly the same manner set forth by the Proponent. *See* 1998 Release at n. 30 and accompanying text. In particular, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the proponent would implement the proposal.

The Staff has concurred in the exclusion of proposals requesting that a company's board of directors prepare a report on a particular corporate initiative when the company has published information about that initiative on its website. *See Honeywell International, Inc.* (Feb. 21, 2007) (concurring that a proposal requesting that the board of directors prepare a sustainability report was substantially implemented when the company had disclosed its sustainability policies on its website); *Raytheon Co.* (Jan. 25, 2006) (concurring that a proposal requesting that the board of directors prepare a sustainability report was substantially implemented when the company had published a stewardship report on its website).

The Shareholder Proposal requests that the Company's Board prepare a report on the feasibility of developing a "comprehensive recycling policy for on-site food and beverage packaging by the end of 2016." The proposal goes on to suggest that the report include "discussion of" adopting goals for recycling and composting of on-site packaging, and recycled content goals for packaging.

However, the Company has already developed and implemented a comprehensive recycling policy that encompasses on-site food and beverage packaging. Moreover, the Company provides disclosure regarding its recycling policy and its recycling efforts on its website. Together, the Company's policy and disclosures implement the key elements of the Shareholder Proposal, and therefore render the Shareholder Proposal moot. Attached as Exhibit B is content from the Company's corporate website – available at www.chipotle.com/recycle and referred to hereafter as the "Recycling Policy Disclosures" – reflecting the policy the Shareholder Proposal is intended to encourage. The Recycling Policy Disclosures, as well as additional content from the Company's website[1], satisfy the goals of the Shareholder Proposal as follows:

- *The Shareholder Proposal is aimed at encouraging the adoption of a comprehensive recycling policy for on-site food and beverage packaging.* The Recycling Policy Disclosures lay out the recycling policy adopted by the Company: that the Company will continuously work to ensure that it is recycling everywhere it can; that it encourages its restaurant teams, customers, landlords, suppliers and vendors to recycle as much as possible; and that it will continue to push for the responsible disposal of waste in its restaurants and throughout its value chain. This policy statement clearly pertains to recycling. It is comprehensive - the policy extends to

[1] See, e.g., www.chipotle.com/reducing-waste (which explains efforts to reduce food waste in, and packaging needs for suppliers to Chipotle restaurants, and also provides metrics regarding the Company's composting and food donation efforts); www.chipotle.com/kitchen-donations (providing an explanation and metrics regarding the Company's donations of used kitchen equipment in order to avoid diverting such equipment to landfills or recycling centers).

"everywhere" the Company can influence waste disposal decisions, including not just the Company's restaurant operations, but also the Company's customers and third party stakeholders. And the recycling policy statement clearly covers on-site food and beverage packaging. Moreover, the Recycling Policy Disclosures go further than the report sought by the Shareholder Proposal by providing various metrics regarding the Company's recycling and waste disposal efforts. Thus, the Company's current practices satisfy each of the elements of the Shareholder Proposal, rendering it substantially implemented.

- *The Shareholder Proposal also suggests the adoption of goals for recycling and recycled content.* The Recycling Policy Disclosures lay out both hard goals (the diversion of more than 50% of waste from the landfill by 2020) and soft goals (working on retrofitting trash enclosures where necessary to enable the installation of a recycling dumpster in addition to one for landfill trash). The Recycling Policy Disclosures also explain that in some cases the management of waste from the Company's restaurants is outside of the Company's control, which adversely impacts the practicability of setting concrete goals to at least some degree. The foregoing disclosures provide the exact type of information sought by the Shareholder Proposal, further illustrating the substantial implementation of the Shareholder Proposal by the Company and the excludability of the proposal under Rule 14a-8(i)(10).

It is also important to note that companies seeking exclusion of shareholder proposals under Rule 14a-8(i)(10) need not implement the proposal in exactly the same manner set forth by the proponent. *See Johnson & Johnson* (Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Rather, the permissibility of exclusion under Rule 14a-8(i)(10) should focus on whether the "essential objective" of the proposal was filled. *See Anheuser-Busch Cos., Inc.* (Jan. 17, 2007). As illustrated above, the essential objective of the Shareholder Proposal – the adoption by the Company of a comprehensive recycling policy – has been fulfilled, and therefore the Shareholder Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing discussion, we are of the view that the Shareholder Proposal has already been substantially implemented, and therefore may be excluded from the Company's 2016 Proxy Materials under Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff confirm that it would not recommend enforcement action if the Company omits the Shareholder Proposal from its 2016 Proxy Materials.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,



CHIPOTLE MEXICAN GRILL, INC.

Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Conrad MacKerron, As You Sow (via e-mail to mack@asyousow.org)

Exhibit A

Shareholder Proposal



1611 Telegraph Ave, Suite 1450 www.asyousow.org
Oakland, CA 94612 BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Nov. 24, 2015

Corporate Secretary
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. As You Sow and other socially concerned investors have been involved in discussions with beverage, grocery, quick serve foods and packaged goods companies on recycled content in and recycling of post-consumer packaging. The value of wasted U.S. post-consumer packaging that could be recycled is estimated at $11 billion annually.

Only a negligible amount of food service packaging is recycled in the U.S. Chipotle does not routinely provide recycling or composting bins for consumers at its restaurants, nor does it have a packaging recycling policy with stated goals or a timeline for collecting and recycling the containers in which its food and beverages are sold. Our research indicates that several entrees are packaged in fully recyclable aluminum, which is usually placed in a trash bin by customers, representing an enormous waste of embedded energy and resources. More than $1 billion worth of aluminum is landfilled annually.

Repeated efforts to discuss this issue with Caitlin Leibert, Sustainability Manager, have gone unanswered. Therefore, As You Sow is filing a shareholder proposal on behalf of Jennifer McDowell ("Proponent"), a shareholder of Chipotle Mexican Grill stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Jennifer McDowell authorizing As You Sow to act on her behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Conrad Mackerron
Senior Vice President

Enclosures

- Shareholder Proposal
- Jennifer McDowell Authorization

WHEREAS: Discarded food service and product packaging is a source of waste and greenhouse gas (GHG) emissions, a significant consumer of natural resources and energy, and implicated in impairment and death of marine animals. About half of U.S. product packaging is discarded rather than recycled. Recyclable paper packaging creates methane, a potent greenhouse gas, when dumped in landfills. Only a negligible amount of food service packaging is recycled in the U.S. Just 14% of all plastic packaging is recycled. The value of wasted packaging is estimated at $11 billion annually.

Packaging waste is a large component of marine debris. Nine of the top 10 reported beach debris items are packaging or containers: caps/lids, plastic bags, food wrappers, plastic utensils, plastic straws, paper bags, plastic bottles, glass bottles, and metal cans. Studies by the Environmental Protection Agency suggest a synergistic effect between plastic debris and persistent, bio-accumulative, toxic chemicals in the marine environment. Plastics absorb toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them to the marine food web and potentially to human diets. Ingestion of plastics by marine animals can compromise their ability to capture and digest food, sense hunger, escape from predators, and reproduce; sometimes it is fatal.

Recycling of food service packaging could cut emissions of GHGs and reduce the volume of materials that ends up as ocean debris. Increased recycling can also reduce reliance on virgin raw materials, make more materials available to provide recycled content in new packaging, and reduce energy usage.

Chipotle does not routinely provide recycling or composting bins for consumers at its restaurants, nor does it have a packaging recycling policy with stated goals or a timeline for collecting and recycling the containers in which its food and beverages are sold. Several entrees are packaged in fully recyclable aluminum, usually placed in a trash bin, representing an enormous waste of embedded energy and resources. More than $1 billion worth of aluminum is landfilled annually.

Chipotle lags it competitors. Panera Bread serves most on-site entrees on reusable china. McDonald's has pledged to reduce waste, including packaging, by 50% in top markets by 2020. Starbucks committed to recycle all paper and plastic cups left in its cafes and offers a discount for customers who provide reusable beverage containers.

RESOLVED: Shareowners of Chipotle request the board of directors to prepare a report on the feasibility of developing a comprehensive recycling policy for on-site food and beverage packaging by the end of 2016. The report, to be prepared at reasonable cost, may omit confidential information.

SUPPORTING STATEMENT: The report should include discussion of adopting aggressive recycling and composting goals for on-site food service packaging (front and back of house) and recycled content goals for packaging. We believe the requested report is in the best interest of Chipotle and its shareholders. Leadership in this area will protect our brand and enhance the company's reputation.

November 19, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 19, 2015, the undersigned, Jennifer McDowell (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Chipotle Mexican Grill, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Chipotle Mexican Grill stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Jennifer McDowell

Exhibit B

Recycling Policy Disclosures


careers gift cards
MENU NUTRITION FOOD WITH INTEGRITY WHAT'S HAPPENING CATERING TALK TO US
LOCATIONS ORDER NOW
PLEASE SAVE BASKETS AND BOTTLES
REDUCE, REUSE,
RECYCLE

AT CHIPOTLE, OUR PHILOSOPHY REGARDING RECYCLING IS PRETTY SIMPLE—WE DIG IT, AND WE WANT TO DO IT AS MUCH AS POSSIBLE. BUT MORE SPECIFICALLY:

- We're continuously working to ensure that we're recycling everywhere we can.
- We encourage our teams, customers, and even our landlords, suppliers, and vendors to recycle as much as possible.
- We'll continue to push for the responsible disposal of waste both in our restaurants and throughout our value chain.




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MENU NUTRITION FOOD WITH INTEGRITY WHAT'S HAPPENING CATERING TALK TO US
LOCATIONS ORDER NOW
We've talked about how we reduce and reuse our waste, now take a look at how we recycle
RECYCLING BY THE NUMBERS
IN 2015, WE RECYCLED MORE THAN
446,000
CUBIC YARDS OF MATERIAL
WHICH IS MORE THAN
136
OLYMPIC-SIZED SWIMMING POOLS
IN 2014, WE INCREASED OUR DIVERSION RATE BY 10%

www.chipotle.com

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MENU NUTRITION FOOD WITH INTEGRITY WHAT'S HAPPENING CATERING TALK TO US LOCATIONS ORDER NOW

IN 2014, WE INCREASED OUR DIVERSION RATE BY 10%

JAN 2014 DEC 2014

CURRENTLY, ABOUT 30% OF ALL OF OUR WASTE IS RECYCLED.

THAT GREEN BIT TO THE LEFT? THAT REPRESENTS THE 1% OF OUR WASTE THAT'S CURRENTLY BEING DIVERTED TO COMPOST. WE ARE WORKING ON IMPROVING THAT, BUT THAT'S A STORY FOR ANOTHER INFOGRAPHIC.



www.chipotle.com

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MENU NUTRITION FOOD WITH INTEGRITY WHAT'S HAPPENING CATERING TALK TO US LOCATIONS ORDER NOW

ABOUT 80% OF OUR RESTAURANTS ARE CURRENTLY RECYCLING

WHY AREN'T 100% OF OUR SITES RECYCLING EVERYTHING THEY CAN?

CHIPOTLE





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MENU NUTRITION FOOD WITH INTEGRITY WHAT'S HAPPENING CATERING TALK TO US LOCATIONS ORDER NOW

and one for recycling. Sometimes we only have room for one. This is a major bummer, and we're working on retrofitting those enclosures to have more space.

OUR GOAL IS TO DIVERT OVER 50% OF OUR WASTE FROM THE LANDFILL BY 2020

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www.chipotle.com

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MENU NUTRITION FOOD WITH INTEGRITY WHAT'S HAPPENING CATERING TALK TO US LOCATIONS ORDER NOW


CHIPOTLE

Landlords manage our waste at about half of our stores. While we work with each of them to persuade them to offer recycling, in some cases they do not.



In order to have a recycling program at our restaurants, we need room for two dumpsters in the enclosure: one for landfill trash and one for recycling. Sometimes we only have room for one. This is a major bummer, and we're working on retrofitting those enclosures to have more space.